Exhibit 21.1

U.S. WELL SERVICES, INC.

SCHEDULE OF SUBSIDIARIES

The following is a list of the Company’s subsidiaries and includes all subsidiaries deemed significant. The jurisdiction of each company is listed in parentheses.

U.S. Well Services, LLC (DE)

USWS Fleet 10, LLC (DE)

USWS Fleet 11, LLC (DE)